

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2022

David A. Zapico
Chairman of the Board and Chief Executive Officer
AMETEK, Inc.
1100 Cassatt Road
Berwyn, PA 19312

> **Re: AMETEK, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 14, 2022**
> **File No. 001-12981**

Dear David A. Zapico:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program